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                                                      EXHIBIT 99.1


             CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES REFORM ACT OF 1995


           Gulfstream Aerospace Corporation (the "Company" or "Gulfstream") cautions readers that the important factors set forth below, as well as factors discussed in other documents filed by the Company with the Securities and Exchange Commission (the "SEC"), among others, could cause the Company's actual results to differ materially from statements contained in this report, future filings by the Company with the SEC, the Company's press releases and oral statements made by or on behalf of the Company.

           The words "estimate", "project", "anticipate", "expect", "intend", "believe", "target" and similar expressions are intended to identify forward looking statements. In addition, these factors relate specifically to the Company's statements regarding earnings per share for 1998 and subsequent years and the assumptions underlying those statements, including assumptions regarding green aircraft deliveries, completions, margin improvements, new aircraft sales and backlog stability.

Aircraft Production and Completion

           The Company records revenue from the sale of a new "green" aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) when the green aircraft is delivered to the customer. The Company records revenues from completion services when the outfitted aircraft is delivered to the customer. The Company is currently targeting 58 green aircraft deliveries in 1998 and in excess of 60 green aircraft deliveries in 1999. Completions are projected to double in 1998. Risks associated with green deliveries and completions include the following:

           Purchased Materials and Equipment. Approximately 70% of the production costs of both the Gulfstream IV-SP and the Gulfstream V consist of materials and equipment purchased from other manufacturers. While the Company's production activities have never been materially affected by its inability to obtain components, and while the Company maintains business interruption insurance in the event that a disruption should occur, the failure of the Company's suppliers to meet the Company's performance specifications, quality standards or delivery schedules could have a material adverse impact on the Company's delivery schedule.

           Workforce. The Company's ability to meet its production and completion schedules depends on the Company meeting its needs for skilled labor. Although the Company's ability to hire required skilled labor has not to date adversely affected its ability to meet its production and completion schedules, there can be no assurance that this favorable condition will continue. In 1996, the Company entered into a 5-year contract with a union representing certain of its employees at its Oklahoma Facility. Although employee relations are generally good, a work stoppage or other labor action could materially and adversely affect the Company's production schedule.

           Facilities. Green aircraft are assembled at one facility. Detailed parts and subassemblies are manufactured at two additional facilities. Completions are performed at three facilities. Although the Company maintains property and business interruption insurance, any severe property damage or other casualty loss at one of these facilities could materially and adversely affect the Company's delivery schedule.

           Gulfstream V Efficiency. The Company expects to become more efficient at producing and completing Gulfstream V aircraft as it gains more experience in this aircraft program. If the Company is unable to achieve anticipated efficiencies, its delivery schedule could be adversely impacted.

           Period-to-Period Fluctuations. Since the Company relies on the sales of a relatively small number of high unit selling price new aircraft to provide the substantial portion of its revenues, even a small decrease in the

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      number of deliveries in any period could have a material adverse effect on the results of operation for that period. As a result, a delay or an acceleration in the delivery of new aircraft may affect the Company's revenues for a particular quarter or year and may make quarter-to-quarter or year-to-year comparisons difficult.

Margin Improvements

           The Company expects gross margins (excluding pre-owned aircraft, which are typically sold at break-even levels) to improve from 20% in 1997 to the mid-20s by the end of 1998. Risks associated with projected margin improvement include the following:

           Gulfstream V Learning Curve. The Company expects production and completion costs to fall as the Company gains more experience in producing and completing Gulfstream V aircraft. Delays in anticipated cost reductions would adversely affect projected margin improvements. Additional costs associated with the learning curve on Gulfstream V completions are expected to delay margin improvements somewhat in the first half of 1998. If subsequent improvement is not achieved as quickly or to the extent anticipated, the Company may be unable to achieve its margin targets.

           Cost of Materials. Approximately 70% of the production costs of both the Gulfstream IV-SP and the Gulfstream V consist of materials and equipment purchased from other manufacturers. Although the Company has in place revenue share and long-term supply arrangements that help protect it against materials price increases, if the Company experiences price pressure on materials, margins could be adversely affected.

Stability of Backlog

           At December 31, 1997, the Company had a backlog of $2.8 billion. The Company is currently selling outfitted Gulfstream IV-SPs for delivery in the fourth quarter of 1999 and outfitted Gulfstream Vs for delivery in the first half of 2000. Although the Company's revenues are, therefore, essentially under contract for the foreseeable future, the following factors could adversely affect the stability of the backlog:

           New Orders. The Company's principal business is the design, development, manufacture and marketing of large and ultra-long range business jet aircraft. Because of the high unit selling price of its aircraft products and the availability of commercial airlines and charters as alternative means of business travel, a downturn in general economic conditions could result in a reduction in the orders received by the Company for its new and pre-owned aircraft. The Company would not be able to rely on sales of other products to offset a reduction in sales of its aircraft. If a potential purchaser is experiencing a business downturn or is otherwise seeking to limit its capital expenditures, the high unit selling price of a new Gulfstream aircraft could result in the potential purchaser deferring its purchase or changing its operating requirements and electing to purchase a competitor's lower priced aircraft. In addition, if a significant number of customers resell their purchase contracts, the Company's new order intake could be adversely affected. If the Company's new order intake rate varies, the Company could be required to adjust its production rate.

           Production Delays. While the Company generally receives non-refundable deposits in connection with each order, an order may be canceled (and the deposit returned) under certain conditions if the delivery of a Gulfstream V aircraft is delayed more than six months after a customer's scheduled delivery date. An extended delay in the production or completion process could cause an increase in the number of cancellations of orders, which could have an adverse effect on the Company's results of operations.

           Business and Economic Conditions. Although 80% of the Company's backlog consists of North American customers and 65% of North American customers are Fortune 500 companies, adverse business and economic conditions could cause customers to be unable or unwilling to consummate the purchase of an aircraft and could, therefore, increase the number of cancellations experienced by the Company.

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Year 2000 Compliance

           As part of the Company's initiatives, begun in 1996, to increase production rates and co-produce the Gulfstream IV and Gulfstream V, the Company has, and continues to, upgrade and replace business systems and facility infrastructure. These initiatives help to reduce the potential impact of the Year 2000 date issue on the Company's operations. In addition, the Company has implemented a Year 2000 Compliance Plan designed to ensure that all other hardware, software, systems, and products with microprocessors relevant to the Company's business are not adversely affected by the Year 2000 date issue. The Company is also reviewing compliance by suppliers and vendors and the impact of the Year 2000 issue on in-service customer aircraft. The Company does not believe that the implementation of this Year 2000 Compliance Plan will have a material effect on the Company's business operations, financial condition, liquidity or capital resources. However, there can be no assurance, with regard to compliance by customers and suppliers, that all aspects of their Year 2000 compliance plans will be successfully completed in a timely manner.

Safety Record

           The Company believes that its reputation and the exemplary safety record of its aircraft are important selling points for new and pre-owned Gulfstream aircraft. However, if one or a number of catastrophic events were to occur with the Gulfstream fleet, Gulfstream's reputation and sales of Gulfstream aircraft could be adversely affected.

Pre-Owned Aircraft Market

           In many cases, the Company has agreed to accept, at the customer's option, the customer's pre-owned aircraft as a trade-in in connection with the purchase of a Gulfstream IV-SP or Gulfstream V. Based on the current market for pre-owned aircraft, the Company expects to continue to be able to resell pre-owned aircraft taken in trade, and does not expect to suffer a loss with respect to these trade-ins and resales. However, an increased level of pre-owned aircraft or changes in the market for pre-owned aircraft may increase the Company's inventory costs and may result in the Company receiving lower prices for its pre-owned aircraft.

Competition

           The market for large cabin business jet aircraft is highly competitive. The Gulfstream IV-SP competes in the large cabin business jet aircraft market segment, principally with Dassault Aviation S.A. and Bombardier Inc. ("Bombardier"). The Gulfstream V competes in the ultra-long range business jet aircraft market segment, primarily with the Global Express, which is being marketed by Canadair, a subsidiary of Bombardier, and which, according to published reports, is scheduled for certification in May 1998, 18 months after the initial delivery of the Gulfstream V. The Boeing Company, in partnership with General Electric Co., is marketing a version of the Boeing 737 into the ultra-long range business jet aircraft market segment. Boeing has indicated that it expects this aircraft to be available for delivery in the fourth quarter of 1998. In June 1997, Airbus Industrie announced it would market a version of the Airbus A319 into this market segment as well. Airbus has indicated that it expects the aircraft to be available in early 1999. The Company's competitors may have access to greater resources (including, in certain cases, governmental subsidies) than are available to the Company.

           The Company's ability to compete successfully in the large business jet and ultra-long range business jet aircraft markets over the long term requires continued technological and performance enhancements to Gulfstream aircraft. No assurance can be given that the Company's competitors will not be able to produce aircraft capable of performance comparable or superior to Gulfstream aircraft in the future.

           Increased price-based competition by the Company's competitors could pressure the Company to also reduce its prices. Price reductions could have a significant impact on the Company's margins. In addition, if a significant number of customers were to cancel orders for the Company's aircraft in order to purchase a competitive product, there could be a material adverse effect on the Company's backlog.

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Pending Tax Audit

           The Company is involved in tax audits by the Internal Revenue Service covering the years 1990 through 1994. The revenue agent's reports include several proposed adjustments involving the deductibility of certain compensation expense, items relating to the initial capitalization of the Company, the allocation of the original purchase price for the acquisition by the Company of the Gulfstream business, including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the acquisition, and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues. However, because the revenue agent's reports are proposing adjustments in amounts materially in excess of what the Company has reflected in its financial statements and because it may take several years to resolve the disputed matters, the ultimate extent of the Company's expected loss of benefit and liability with respect to these matters cannot be predicted with certainty and no assurance can be given that the Company's financial position or results of operations will not be adversely affected.

Leverage and Debt Service

           The degree to which the Company is leveraged at a particular time could have important consequences to the Company, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a portion of the Company's and its subsidiaries' cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness; (iii) the Company's credit agreement contains certain restrictive financial and operating covenants, including, among others, requirements that the Company satisfy certain financial ratios; (iv) a significant portion of Gulfstream's borrowings will be at floating rates of interest, causing Gulfstream to be vulnerable to increases in interest rates; (v) the Company's degree of leverage may make it more vulnerable in a downturn in general economic conditions; and (vi) the Company's financial position may limit its flexibility in responding to changing business and economic conditions.

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